UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            FOCUS ENHANCEMENTS, INC.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                    344159108

                                 (CUSIP NUMBER)

                                December 31, 2002

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [ ]    Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons and I.R.S. Identification Nos. Of Above Persons (entities only)

         Carl E. Berg

2) Check the appropriate box if a member of a group
         (See Instructions)                             (a)     [ ]
                                                        (b)     [X]

3) SEC Use Only

4) Citizenship or Place of Organization

   United States

NUMBER OF                  5)       Sole Voting Power
SHARES                              3,371,978*
BENEFICIALLY               6)       Shared Voting Power
OWNED BY                            0
EACH                       7)       Sole Dispositive Power
REPORTING                           3,371,978*
PERSON                     8)       Shared Dispositive Power
WITH                                0

9) Aggregate Amount Beneficially owned By Each Reporting Person

   3,371,978*

10) Check  Box if the Aggregate Amount in Row  (9) excluded certain shares  (See
    Instructions)  [   ]

    Not Applicable

11) Percent of Class Represented By Amount in Row (9)

    8.7%

12) Type of Reporting Person (See Instructions)

    IN

--------------------------------------------------------------------------------
* Includes (a) 55,509 options to purchase shares of Common Stock exercisable within 60 days of October 25, 2002 and (b) 1,904 shares of Series B Preferred Stock, each preferred share is convertible into 1,000 shares of Common Stock.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:   February 11, 2003

                                                  /s/ Carl E. Berg
                                                  ------------------------------
                                                  Carl E. Berg